Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of PrivateBancorp, Inc. for the registration of debt securities, preferred stock, common stock, warrants, depositary shares, purchase contracts and units and to the incorporation by reference therein of our reports dated February 27, 2012, with respect to the consolidated financial statements of PrivateBancorp, Inc., and the effectiveness of internal control over financial reporting of PrivateBancorp, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
October 10, 2012